SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Third life licence in China



Monday 29 March 2004

CITIC PRUDENTIAL GAINS ITS THIRD LIFE LICENCE IN CHINA

Prudential plc's life insurance joint venture CITIC Prudential has received official approval from the China Insurance Regulatory Commission (CIRC) to open a new branch in Suzhou. Prudential is the only British life insurer to hold three licences in China.

Mark Norbum, Chief Executive of Prudential Corporation Asia, said, "Expanding our business in China is a top priority for Prudential. We are very committed to working in partnership with CITIC to build a successful business based on meeting the savings, investment and protection needs of the people of China. This third licence for the city of Suzhou is another step toward achieving our long-term goal of establishing a sustainable and material business in China."

Chang Zhenming, Group Executive Director and Vice President of CITIC Group commented, "When we first established our joint venture partnership with Prudential, we recognised that Prudential's over 150 years of life insurance experience and CITIC's local market knowledge and strong distribution were a very powerful combination. This third licence underscores the strength of our partnership and the great confidence we have in the long-term potential of CITIC Prudential and the Chinese life insurance market."

Dan Bardin, Managing Director of South Asia and Greater China, Prudential Corporation Asia said, "Suzhou is an important opportunity for CITIC Prudential and will allow us to continue the momentum we have established with our Guangzhou and Beijing operations. With Suzhou we plan to continue our successful strategy of building high quality distribution and focussing on delivering excellent customer service."

CITIC Prudential first established a presence in China with the launch of its Guangzhou operation in October 2000 and is already among the top five providers in the Guangzhou market in terms of new business. It acquired its second licence in 2003, and launched its second Chinese operation in Beijing in August of that year.

The city of Suzhou is situated north of Shanghai in the economically significant Jiangsu Province. CITIC Prudential's Suzhou branch is expected to be open for business in the third quarter of 2004.

                                     -ENDS-

Enquiries to:

Media                                      Investors/ Analysts
Steve Colton         020 7548 3721         Rebecca Burrows         020 7548 3537
Clare Staley         020 7548 3719



Notes to Editors:

About Prudential

Founded in London in 1848, Prudential plc is one of the UK's leading retail financial services companies with over US$300 billion in funds under management worldwide (as at 31 December 2003).

Today Prudential is internationally diversified and among the leading companies in its chosen markets in the UK and Europe, the US and Asia.

Prudential plc has deep roots in Asia having established its first operation in 1923. Today it is the UK's largest life insurance company in the region with life operations in 12 countries and complementary asset management operations in seven of these. BOCI-Prudential is also one of the leading Mandatory Provident Fund players in Hong Kong.

Alongside its wholly owned operations in Asia, Prudential has forged successful joint ventures and strategic alliances with some of the region's leading financial institutions including CITIC, Bank of China International, India's ICICI Bank and Standard Chartered Bank.

About CITIC (China International Trust and Investment Corporation)

China International Trust and Investment Corporation (CITIC) was established on 4 October 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Rotterdam. CITIC's core business ranges from financial services to service industries. By the end of 2002, CITIC had total assets of over RMB 501billion (US$59 billion).




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 March 2004



                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                               Steve Colton,
                                               Group Head of Media Relations